Articles of Incorporation for a Profit Corporation

          filed pursuant to ss. 7-102-10 1 and ss. 7-102-102 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name for the corporation is: South Uintah Gas Properties, Inc.

2. The principal office address of the corporation's initial principal office is: 7609 Ralston Road, Arvada, Colorado 80002

3. The registered agent name and registered agent address of the corporation's initial registered agent are: Michael Littman, 7609 Ralston Road, Arvada, CO 80002

4. The true name and mailing address of the incorporator are: Michael Littman, 7609 Ralston Road, Arvada, CO 80002

5. The corporation is authorized to issue 100,000,000 common shares that shall have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution.

        "Any action required or permitted by Colorado Revised Statutes to be taken at a shareholder meeting may be taken without a meeting, if the shareholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted, consent to such action in writing. Effectiveness of such action shall be as provided in Colorado Revised Statutes except when the requirements of Section 14 of the Securities Exchange Act of 1934 specify otherwise. Record date for determining shareholders entitled to take action, or entitled to be given notice under CRS 7-1 07-1 04 (as it may be amended) is the date the corporation first receives a writing upon which the action is taken pursuant to written consent of a majority of shareholders."